Exhibit 12

BNP U.S. FUNDING L.L.C.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED SECURITIES DIVIDENDS

(in thousands, except ratios)

For the Six Months Ended June 30, 2005 (unaudited)
Net income	$ 18,421
Fixed charges:
Audit fees	30
Trustee fees	60
Administrative and consulting fees	622
Total fixed charges	712
Earnings before fixed charges	$ 19,133
Fixed charges, as above	712
Ratio of earnings to fixed charges	26.87
Preferred securities dividend	19,345
Fixed charges including preferred securities dividends	$ 20,057
Ratio of earnings to fixed charges and preferred securities dividend	.95